August 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed on July 18, 2018 File No. 024-10825

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the oral comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning Amendment No. 3 to the Company’s Offering Statement on Form 1-A (File No. 024-10825) filed with the Commission on July 18, 2018 (the “Amended Offering Statement”).

References in the text of the responses herein to captions and page numbers are to Amendment No. 4 to the Company’s Form 1-A (the “Fourth Amended Offering Statement”), which is being filed herewith.

In addition to addressing the Staff’s oral comments, we note that we have elected to increase the Minimum Offering Amount to $7,320,000. We have updated disclosure through the Fourth Amended Offering Statement to reflect this change.

Amendment No. 3 to Offering Statement on Form 1-A

QUESTION: Please fill in all remaining blanks in the Offering Circular and/or advise whether the Company intends to rely on Rule 253. Please also confirm that all other outstanding Staff comments have been resolved.

RESPONSE: As requested, we have filled in all remaining blanks in the Fourth Amended Offering Statement. We respectfully submit and confirm that these changes address all outstanding comments from the Staff.

Very truly yours,

/s/ AMRO ALBANNA

Amro Albanna

Chief Executive Officer

Cc:  Richard A. Friedman

Sheppard, Mullin, Richter & Hampton LLP

ADiTx Therapeutics, Inc.

11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354

www.aditxt.com